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February 26, 2024	Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn: Ms. Valerie Lithotomos

Re:	Nuveen Preferred and Income Term Fund (File No. 811-22699)

To the Commission:

On behalf of Nuveen Preferred and Income Term Fund (the “Fund”), this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on February 23, 2024 with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Fund on February 16, 2024 (the “Proxy Statement”). Any terms not defined herein have the same meanings as given to them in the Proxy Statement. Set forth below are the staff’s comments and the Fund’s responses. The Fund is filing a Definitive Proxy Statement on Schedule 14A on the date hereof to complete all missing information and to address the comments of the staff.

(1)	Comment: Please confirm that all blanks, brackets or otherwise missing information will be completed in the Definitive Proxy Statement.

Response: The Fund confirms that all blanks, brackets and otherwise missing information will be completed in the Definitive Proxy Statement.

(2)

Comment: In the Q&A, the response to the question “What does the Term Proposal entail?” indicates that the charter documents of the Fund require the Fund to terminate on or before August 31, 2024 but allow the Board to extend the Fund’s term for up to twelve months. Please revise the disclosure to clarify why shareholder approval is being sought to eliminate the Fund’s term structure in light of the Board’s ability to extend the Fund’s term.

Response: The Fund has revised the disclosure in response to the staff’s comment.

(3)

Comment: Please confirm supplementally that if the Term Proposal is completed and the Fund becomes a perpetual fund, the Fund’s name will be changed in a manner that allows the Fund to comply with Rule 35d-1 under the Investment Company Act of 1940.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

U.S. Securities and Exchange Commission

February 26, 2024

Response: As part of the Term Proposal, the Fund will change its name to “Nuveen Preferred Securities & Income Opportunities Fund.” The removal of the word “Term” from the Fund’s name is intended to allow the Fund to comply with Rule 35d-1.

(4)	Comment: Please confirm supplementally that, under the Fund’s organizational documents and applicable law, the Tender Offer does not require shareholder approval.

Response: The Fund confirms that under the Fund’s organizational documents and applicable law, the Tender Offer can be implemented without shareholder approval.

(5)

Comment: In the Q&A, the response to the question “How will the Term Proposal impact fees and expenses?” notes a one-year management fee waiver that would be put in place if the amendment of the Fund’s Declaration of Trust takes effect. Please confirm supplementally whether any waived fees would be subject to recoupment and, if so, revise the disclosure to describe the Adviser’s right to recoupment of previously waived fees.

Response: The Fund confirms that fees waived under the one-year management fee waiver will not be subject to recoupment.

(6)	Comment: Please confirm supplementally whether the Fund’s organizational documents permit the Fund to hold a virtual shareholder meeting.

Response: The Fund confirms that Article II, Section 2.1(b) of its by-laws allows the Fund to hold any meeting of shareholders solely by means of remote communication.

(7)

Comment: Please add additional detail to the disclosure under “General Information” regarding the plurality voting requirement to elect Board Members. In particular, please revise the disclosure to indicate that under a plurality voting requirement, when there are four Board Members being elected, the four nominees receiving the highest number of affirmative votes cast will be elected to the Board even if they do not receive the affirmative vote of a majority of votes cast.

Response: The Fund has revised the disclosure in response to the staff’s comment.

(8)	Comment: Please revise the disclosure under “General Information” to indicate how broker non-votes will be treated for purposes of determining whether a quorum is present at the Annual Meeting.

Response: The Fund has revised the disclosure in response to the staff’s comment.

(9)

Comment: The disclosure under “Risk Considerations” indicates that the tender offer component of the Term Proposal is likely to result in a significant decrease in assets, which may result in higher fees and expenses following the expiration of the one-year fee waiver. Please confirm supplementally that there is no need for a shareholder vote in connection with the potential increase in fees and expenses following the expiration of the fee waiver.

U.S. Securities and Exchange Commission

February 26, 2024

Response: The Fund confirms that any increase in fees and expenses following the expiration of the one-year fee waiver would be due to a decline in assets resulting from the Tender Offer and not from any change to the fee schedule under the Fund’s Investment Management Agreement or any other agreement that would require shareholder approval.

(10)

Comment: With respect to who is bearing the costs of the proxy solicitation, the Q&A suggests that the Fund is not bearing any costs while the body of the Proxy Statement suggests that the Fund is bearing a portion of the costs. Please reconcile this inconsistency.

Response: The Fund has revised the disclosure in response to the staff’s comment.

Please direct your questions regarding this letter to the undersigned at (312) 609-7697 or to Deborah Bielicke Eades at (312) 609-7661.

Very truly yours,

Jacob C. Tiedt

Shareholder

JCT